GRAN TIERRA ENERGY INC.

500 Centre Street S.E.

Calgary, Alberta, Canada T2G 1A6

VIA EDGAR

August 23, 2024

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.
Washington, D.C. 20549

Re:	Gran Tierra Energy Inc. Registration Statement on Form S-3 (File No. 333-281161)

To Whom it May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Gran Tierra Energy Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to August 27, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Gibson, Dunn & Crutcher LLP, by calling Hillary H. Holmes at (346) 718-6602.

Sincerely,

GRAN TIERRA ENERGY, INC.

/s/ Phillip Abraham
Vice President, Legal and Business Development

cc:	Adam Scrivens, Gran Tierra Energy, Inc.

Hillary H. Holmes, Gibson, Dunn & Crutcher LLP